UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For the period ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

PART I. REGISTRANT INFORMATION

Signature Holdings Corporation

(Full Name of Registrant)

Delaware	000-56693	13-3977311
(State or other jurisdiction of incorporation)	(CIK)	(IRS Employer Identification No.)
6901 Professional Pkwy E, 200 Sarasota, Florida		34240
(Address of principal executive offices)		(Zip Code)

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Signature Holdings Corporation (the "Company") is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2025 within the prescribed time period without unreasonable effort or expense. The delay is primarily the result of the Company's recent transition to new management and the resulting changes in its financial reporting procedures. During this transition, the Company encountered unanticipated difficulties in completing certain closing, review, and EDGAR preparation processes necessary to finalize the Form 10-Q.

These issues required additional time to resolve, despite the Company's diligent efforts to complete the filing on time. The Company is actively finalizing the remaining reporting and validation steps and expects to file the Form 10-Q on or before November 20, 2025, within the extension period permitted under Rule 12b-25(b) of the Securities Exchange Act of 1934.

Based on presently available information, the Company does not anticipate that the delayed filing will reflect any material changes from the financial results previously reported for the applicable period. Final determinations will be made upon completion of the remaining review procedures.

PART IV. OTHER INFORMATION

(1)			Name and telephone number of person to contact in regard to this notification
Bradley Gunn		941	324-6500
(Name)		(Area code)	(Telephone number)
(2)			Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)			Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Signature Holdings Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	November 17, 2025	By:	/s/ BRAD G. GUNN
(Bradley G. Gunn, CEO)